July 25, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (817) 302-7915

Chris A. Choate
Executive Vice President and Chief Financial Officer
AmeriCredit Corp.
801 Cherry Street, Suite 3900
Fort Worth, Texas 76012

Re: **AmeriCredit Corp**
        Form 10-K/A filed February 6, 2006
        File No. 001-10667

Dear Mr. Choate:

        We have reviewed your response letter dated June 9, 2006 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended June 30, 2005

Note 1, Summary of Significant Accounting Policies, page 86

Servicing Income, page 92

1.   We have reviewed your response to comment 2 regarding the statement that you <u>discontinue</u> accreting the present value discounts in the period when the accretion would cause an other-than-temporary impairment. Please revise this statement in future filings, starting with your Form 10-K for the year ended June 30, 2006, to provide disclosure similar to your response regarding your accounting when the estimated discounted cash

flow of the credit enhancement asset is less than the *reference amount*, as defined in paragraph 12(a) of EITF 99-20 in which you state:

- Accretion <u>is reduced</u> on the securitization trust during that quarter.
- An other-than-temporary impairment is recorded for the amount the *reference amount* exceeds the revised value of the asset required by par. 12(b).
- Future period accretion is subsequently recognized based upon the revised value and recorded over the remaining expected life of the securitization trust.

<u>Note 4, Securitization, page 97</u>

2.   We refer to your response to Comment 4 in which you state the Company did not record a servicing asset or liability considering you believe the current fee is a normal servicing fee based on your assumption that a substitute or backup servicer would receive the same fee as the Company according to the back-up servicer agreement.   Please tell us and revise your disclosure in future filings, starting with the Form 10-K for period ended June 30, 2006 to explain how you considered the answer to Question No. 89 in the FAS Q&A *"A Guide to Implementation of Statement 140 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"* which states the determination of whether the servicer is adequately compensated is based on the amount *demanded by the marketplace,* not the contractual amount to be paid to a replacement servicer under the terms of the servicing contract.

<u>Note 5. Credit Enhancement Assets, page 98</u>

3.   We refer to your response to comment 5 and to disclosure on page 101 regarding why you have not presented the expected weighted average life and prepayment assumptions used in determining gain on sale and the fair value of the credit enhancement assets. In future filings, please revise this section to indicate the following:

- Revise the statement that a <u>significant </u>portion of the Company's prepayment experience relates to defaults to agree with your response that states the <u>majority</u> of your prepayments relate to defaults.

- As explained in your response, please state in the note that the weighted average life of the loan pools are driven more by the default assumption rather than the voluntary prepayment rates and therefore the weighted average life is not meaningful.

*   *   *

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of your proposed changes to disclosure in future filings to expedite our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3490 if your have any questions regarding these comments.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant